UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18014

A. Full title of the plan and the address of the plan, if

different from that of the issuer named below:

Pamrapo Savings Bank, S.L.A.

401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office:

Pamrapo Bancorp, Inc.

611 Avenue C

Bayonne, New Jersey 07002

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

[BMC Logo]

Report of Independent Registered Public Accounting Firm

Trustees

Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Pamrapo Savings Bank, S.L.A. 401(k) Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BEARD MILLER COMPANY LLP

Beard Miller Company LLP

Pine Brook, New Jersey

July 9, 2008

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2007	2006
Assets

Pamrapo Bancorp, Inc. common stock	$4,346,919	$5,911,951
Common collective trust funds	918,723	1,138,371
Mutual funds	1,116,426	980,461
Cash	—	8,121
Money market funds	11,547	73,096
Participant loans receivable	231,071	225,805

Total assets	6,624,686	8,337,805

Liabilities

Refundable contributions	2,103	4,187
Other liabilities	—	13,385

Total liabilities	2,103	17,572

Net assets available for plan benefits at fair value	6,622,583	8,320,233

Adjustments from fair value to contract value for fully benefit responsive investment contract	1,130	3,633

Net assets available for plan benefits	$6,623,713	$8,323,866

The accompanying notes are an integral part of these financial statements.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31,
	2007	2006
Investment income (loss)
Interest	$17,081	$15,008
Dividends	206,031	233,382
Net (depreciation) appreciation in fair value	(728,231)	729,481
Other income	—	137

Total investment (loss) income	(505,119)	978,008
Contributions
Participants	309,577	331,365
Employer	59,190	78,880
Rollover	1,549	126,972

	370,316	537,217

Total additions	(134,803)	1,515,225

Benefits paid to participants	1,559,919	152,838
Administrative expense	5,431	3,448

Total deductions	1,565,350	156,286

Net (decrease) increase in assets available for plan benefits	(1,700,153)	1,358,939

Net assets available for plan benefits—Beginning of year	8,323,866	6,964,927

Net assets available for plan benefits—End of year	$6,623,713	$8,323,866

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE PLAN

The following brief description of the provisions of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

The Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan, which was established July 1, 1985 and amended May 1, 1999, August 27, 2003 and March 28, 2005, is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan on the January 1 or July 1 following the attainment of age 21 and completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may elect to contribute from 1% to 25% of their pretax compensation, as defined, up to limits prescribed by the Internal Revenue Service.

The Pamrapo Savings Bank, S.L.A. (“Employer Company”) contributes $0.25 for each $1.00 contributed by participating employees as a matching Employer Contribution, up to a maximum of 2.5% of the employees’ compensation as defined ($0.50 for each $1.00 contributed prior to July 1, 2006, up to 5% of the employees’ compensation). Each participant’s account is credited with the participant’s contributions and an allocation of the Employer Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested balance in the participant’s account.

The Employer Company may, at its option, contribute a discretionary amount to the Plan each year. Such contributions are allocated based on a “Compensation/Total Compensation” ratio and invested in the participants’ discretionary accounts. The Employer Company’s discretionary contributions were $59,190 and $78,880 in 2007 and 2006, respectively.

Allocation of Forfeitures

At December 31, 2007 and 2006, forfeited nonvested accounts total approximately $2,000 and $8,000, respectively. Forfeitures are treated as matching contributions and applied to reduce the amount of subsequent matching contributions otherwise required to be made. Approximately $8,000 and $30,000 of the forfeiture funds were applied to reduce employer contributions in 2007 and 2006, respectively.

1. DESCRIPTION OF THE PLAN (Cont’d)

Benefit Distributions

On termination of service due to death, disability, retirement, or other reasons, a participant, or designated beneficiary in event of death, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or a direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity. Participants have the option to receive their vested interest in the Employer Stock Fund in cash or in shares of common stock of Pamrapo Bancorp, Inc. Participants with vested interests of $1,000 or less receive lump sum distributions.

Employer Stock

Funds are invested in common stock of Pamrapo Bancorp, Inc., both participant directed and nonparticipant directed accounts are included. Nonparticipant directed accounts are restricted from access by participants. Note 5 summarizes such account balances and activity.

Earnings

Any earnings or losses of the Plan are allocated to all participants on the basis of their “Prior Account Balances” and the contributions or withdrawals for the current period.

Vesting

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his or her Employee Contribution Account. Each participant attains a vested and nonforfeitable right in the Employer Company’s matching contributions according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-l and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common/collective trust fund. Contract value for this common/collective trust fund is based on the net asset value of the fund as reported by the investment advisor. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common/collective trust fund as well as the adjustment of the investment in the common/collective trust fund from fair value to contract value relating to fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Valuation of Investments

The Plan’s investments are stated at fair value. Investments in money market funds, mutual funds, and common stocks are stated at fair value by reference to quoted market prices. Investments in interest-bearing cash are stated at cost, which approximates fair value. Investments in common/collective trust funds are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the financial statements of the common/collective trust fund at year end. Further information concerning the common/collective trust funds may be obtained from their separate financial statements. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded upon distribution and include applicable income tax withholdings.

Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the financial statements.

3. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of RSI Retirement Trust mutual funds, Retirement System Investors, Inc. (“RSI”) as advisor, and collective investment funds maintained by Fiserve Trust Company managed by RSGroup Trust Company (“Trust Co.”), the trustee as defined by the Plan. RSI and the Trust Co. are subsidiaries of Retirement System Group, Inc. Therefore, these transactions qualify as related party investment transactions. The Plan also owns shares of the common stock of Pamrapo Bancorp, Inc. (“Pamrapo”). Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statements of changes in net assets available for plan benefits as administrative expense. Fees for accounting and other administrative services are paid for by the Employer Company.

The Plan requires that Employer Company matching contributions are used to purchase common stock of Pamrapo (the “Stock”), and participants may also elect to invest in the Stock. These transactions qualify as related party and party-in-interest transactions. Total purchases related to the Stock at market value for 2007 and 2006 were approximately $667,000 and $459,000, respectively. Total sales related to the Stock at market value for 2007 and 2006 were approximately $1,017,000 and $416,000, respectively. In addition, during 2007 and 2006 approximately 19,000 shares and 3,000 shares of the Stock, at market values of approximately $387,000 and $53,000, respectively, were released in connection with the payment of benefits.

4. INVESTMENTS

Investments at fair value consist of the following: (Investments that comprise 5% or more of net assets are listed individually.)

	December 31,
	2007	2006
Pamrapo Bancorp common stock	$4,346,919	$5,911,951
Asset Allocation Model II (Moderate) Fund	—	467,237
RSI Retirement Trust Core Equity Fund	448,838	—
Wells Fargo Bank, N.A. Stable Value Fund J	375,700	—
All other mutual funds, common/collective trust funds, money market funds and cash	1,222,158	1,732,812
Participant loans receivable	231,071	225,805

Total	$6,624,686	$8,337,805

During the years ended December 31, 2007 and 2006, the Plan’s investments, including investments bought, sold and held, appreciated (depreciated) in value as follows:

	2007	2006
Pamrapo Bancorp common stock	$(828,175)	$546,158
Common Collective Trust Funds	59,196	96,111
Mutual Funds	40,748	87,212

	$(728,231)	$729,481

5. NONPARTICIPANT-DIRECTED INVESTMENTS

The following summarizes information about the net assets available for plan benefits and the significant components of the changes in net assets available for plan benefits relating to nonparticipant-directed investments held by the Plan:

	December 31,
	2007	2006
Net assets:
Pamrapo Bancorp, Inc. common stock	$2,479,811	$3,382,631
Cash	309	34,321

Total	$2,480,120	$3,416,952

	For the Years Ended December 31,
	2007	2006
Changes in net assets:
Employer contributions	$67,181	$109,339
Forfeitures	(7,991)	(30,459)

	59,190	78,880

Interest and dividends	116,774	129,476
Net appreciation (depreciation)	(603,088)	332,140
Benefits paid to participants	(509,708)	(48,523)

Total	$(936,832)	$491,973

6. PARTICIPANT LOANS RECEIVABLE

In accordance with the Plan, loans are available to participants. The minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of: (i) $50,000, or (ii) one-half (1/2) of the aggregate of the: before-tax contribution account, vested portion of matching contribution account, vested portion of discretionary employer contribution account and rollover contribution account. Interest rates charged on participant loans range between 5.00% and 10.00%. Participant loan balances, included in investments, at December 31, 2007 and 2006, totaled approximately $231,000 and $226,000 respectively.

7. REFUNDABLE CONTRIBUTIONS

Contributions from participants are net of payments made to certain participants to return excess contributions as required to satisfy relevant nondiscrimination provisions of the Plan. The amount of excess contributions was $2,103 and $4,187 for the years ended December 31, 2007 and 2006, respectively. These amounts are reflected as refundable contributions in the statements of net assets available for plan benefits.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their non-vested employer matching contributions.

9. INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter dated December 8, 2001, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

10. RISKS AND UNCERTAINTIES

The Plan holds investments in Pamrapo Bancorp, Inc. common stock, mutual fund and common collective trust fund shares whose values are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements to net assets available for benefits as reported on Form 5500 consists of the following as of December 31, 2007:

Net assets available for plan benefits per the financial statements	$6,623,713
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,130)

Net assets available for plan benefits per Form 5500	$6,622,583

A reconciliation of investment income according to the financial statements to net assets available for benefits as reported on Form 5500 consists of the following for the year ended December 31, 2007:

Decrease in assets available for plan benefits per the financial statements	$(1,700,153)
Adjustment from fair value to contract value for fully benefit responsive contracts	2,503

Decrease in assets available for plan benefits per the Form 5500	$(1,697,650)

12. SUBSEQUENT EVENT

On March 4, 2008, RSI Retirement Trust (the “Trust”) terminated the public offering of units of beneficial interest of its investment funds, the RSI Retirement Trust Core Equity, Value Equity, Emerging Growth, International Equity, Actively Managed Bond and Intermediate-Term Bond mutual funds, and has applied to the Securities and Exchange Commission for termination of its status as registered investment company. Effectively, units of the investment funds are offered only to Defined Benefit Plans managed by the Trust and only as privately offered securities.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

EIN: 22-1180465

PN: 002

SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007

(a)	Identity of Issuer (b)	Description (c)	Cost (d)	Fair Value (e)
*	AIM	Capital Development Fund Class A	N/A	$119,495
*	Fiserve Trust Company	Money Market Account	$11,547	11,547
*	Wells Fargo Bank, N.A.	Stable Value Fund J	N/A	375,700
*	Neuberger Berman	Genesis Fund	N/A	162,529
*	RSI Retirement Trust	Core Equity Fund	N/A	448,838
*	RSI Retirement Trust	International Equity Fund	N/A	59,782
*	RSI Retirement Trust	Value Equity Fund	N/A	254,402
*	RSI Retirement Trust	Actively Managed Bond Fund	N/A	61,463
*	Pamrapo Bancorp, Inc.	Common Stock (transfer restrictions)	$2,038,301	2,479,811
*	Pamrapo Bancorp, Inc.	Common Stock	N/A	1,867,108
	SSGA	S&P 500 Index Fund	N/A	9,917
*	Fiserve Trust Company	Sunrise Balanced Equity Fund	N/A	223,273
*	Fiserve Trust Company	Sunrise Balance Fund	N/A	295,453
*	Fiserve Trust Company	Sunrise Capital Preservation Fund	N/A	63
*	Fiserve Trust Company	Sunrise Dividend and Income Fund	N/A	62
*	Fiserve Trust Company	Sunrise Equity Dividend Fund	N/A	62
*	Fiserve Trust Company	Sunrise Dividend Income Fund	N/A	23,985
*	Fiserve Trust Company	Sunrise Income Fund	N/A	125
*	Participant loans	Interest rate range 5.00% to 10.00%, no loans due after August, 2016		231,071

	Total			$6,624,686

*	Party-in-interest
N/A	Historical cost has not been presented as investments are participant directed.

EXHIBIT INDEX

Exhibit 23: Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAMRAPO SAVINGS BANK, S.L.A. 401(k) SAVINGS PLAN

Date: July 15, 2008	By:	/s/ WILLIAM J. CAMPBELL
William J. Campbell
Trustee

Date: July 15, 2008	By:	/s/ KENNETH D. WALTER
Kenneth D. Walter
Trustee